Sesen Bio Reiterates Confidence in Pending Merger with Carisma Therapeutics Highlights Expected Special Cash Dividend of Approximately $70 Million, and Upside of CVR and Ownership of Combined Company CAMBRIDGE, Mass. – January 4, 2023 – Sesen Bio, Inc. (Nasdaq: SESN) today issued the following statement reiterating the Company’s confidence in, and commitment to, the pending merger with Carisma Therapeutics Inc. (Carisma) as the best path forward for stockholders. The Sesen Bio Board of Directors remains confident that the pending merger with Carisma represents the most value maximizing path forward. The Board, in consultation with its financial and legal advisors, undertook a four-month comprehensive review of strategic alternatives, including evaluating a merger, sale of assets, resumption of R&D and liquidation of assets and dissolution. After reaching out to over 100 companies and evaluating 42 bids, the Board unanimously determined the pending merger with Carisma was the most value maximizing option for all stockholders, delivering an implied total of $0.88 per share1, that could otherwise not be achieved. The Company believes the proposed alternative from Bradley Radoff and Michael Torok and their affiliates (collectively, the “Investor Group”) hinges on an unfeasible distribution scenario with inaccurate assumptions that would leave considerable stockholder value on the table. Aside from the significant uncertainty and risk this proposed scenario would introduce, it does not consider contingent liabilities to the Company which may be sizable. As a more realistic alternative, in an orderly liquidation or dissolution scenario – which would come with significant expense, delay and uncertainty – only approximately 60%-90%2, or approximately $0.40-$0.60 per share, of the cash balance is estimated to be available for an initial distribution to stockholders, which could take up to six months or more after an additional stockholder vote. The remaining amount would fund the wind-down of operations and the reserves for current, potential future and unknown liabilities, which could take up to three years to fully settle. The pending merger with Carisma delivers significant and immediate value to stockholders. Following extensive engagement with stockholders, Sesen Bio recently amended the merger agreement to deliver even greater value in connection with closing: • Expected special cash dividend of approximately $70 million to be paid at closing, or approximately $0.34 per share, an increase from the previously stated special cash dividend of up to $25 million; • 25.2% ownership interest in the $357 million combined company, or $0.40 per share. Carisma is a well-funded company developing groundbreaking therapies for a wide range of cancers with potential for significant long-term upside; and • $30 million contingent value right (“CVR”)3, or $0.14 per share, related to the Roche Asset Purchase Agreement, which has been amended to also include upside for 1 Amounts reflect potential payments in the future and have not been discounted. 2 Based on precedent liquidation processes and company projections of potential liabilities and operating expenses. 3 Amounts reflect potential payments in the future and have not been discounted.

potential proceeds from any sale of Sesen Bio’s legacy assets (Vicineum and/or its preclinical assets). The pending merger with Carisma provides immediate cash value for Sesen Bio stockholders and additional upside through ownership in the combined company, which the Company believes is far superior to the risk, uncertainty and prolonged timeline associated with other potential strategic alternatives, including a dissolution and liquidation of Sesen Bio. The Investor Group is ignoring key provisions in the amended merger agreement. The Investor Group seems to deliberately ignore several provisions of the amended merger agreement: • The CVR payable to Sesen Bio stockholders includes all of the Company’s legacy assets, including Vicineum; and • The Board requested and received an updated fairness opinion from its financial advisor, SVB Securities LLC. The amendment to the merger agreement filed as an exhibit to Sesen Bio’s Form 8-K filed on December 29, 2022 clearly states that the Board received an opinion “to the effect that, as of the date of this First Amendment and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to [Sesen Bio].” The combined company provides significant near-, medium- and long-term opportunities, and will be led by a management team with strong investor support. The Sesen Bio Board of Directors continues to believe the pending merger will provide significant value to Sesen Bio stockholders given Carisma's clinical-stage proprietary CAR-M platform that could transform treatment for patients with cancer and other serious disorders. • Carisma’s technology is believed to have the only demonstrated proof of mechanism and safety data in CAR-M therapy through human clinical trials; • CAR-M technology has broad applicability across multiple types of solid tumors and has attracted meaningful strategic partnerships with leading biotechnology and pharmaceutical companies including Moderna, Novartis, AbbVie and Merck; • Carisma’s strategic collaboration with Moderna will fully fund R&D of innovative cancer therapies and provides potentially significant downstream economics in the form of development, regulatory and commercial milestones, in addition to royalty payments; and • Carisma has several upcoming value inflection milestones over the next 18 months, including multiple clinical data readouts, the first of which is expected in mid-2023. Following completion of the pending merger, the combined company will be led by Carisma’s management team, including Chief Executive Officer, Steven Kelly, and co-founder and Chief Scientific Officer, Dr. Michael Klichinsky who is the co-inventor of the technology at the University of Pennsylvania. This team has strong investor support, comprising of leaders within biotech, including AbbVie, Moderna, Wellington and TPG.

Sesen Bio is open to dialogue with all of its stockholders, as evidenced by the recently amended merger agreement. The Company’s actions reflect its focus on serving the best interests of all Sesen Bio stockholders. SVB Securities is acting as exclusive financial advisor to Sesen Bio and Hogan Lovells US LLP is serving as its legal counsel. About Sesen Bio Sesen Bio, Inc. is a late-stage clinical company focused on targeted fusion protein therapeutics for the treatment of patients with cancer. Sesen Bio’s most advanced product candidate, Vicineum™, also known as VB4-845, is a locally-administered targeted fusion protein composed of an anti-epithelial cell adhesion molecule antibody fragment tethered to a truncated form of Pseudomonas exotoxin A for the treatment of non-muscle invasive bladder cancer. On July 15, 2022, Sesen Bio made the strategic decision to voluntarily pause further development of Vicineum in the US. The decision was based on a thorough reassessment of Vicineum, which included the incremental development timeline and associated costs for an additional Phase 3 clinical trial, following Sesen Bio’s discussions with the United States Food and Drug Administration. Sesen Bio has turned its primary focus to assessing potential strategic alternatives with the goal of maximizing stockholder value. Additionally, Sesen Bio is seeking a partner for the further development of Vicineum. For more information, please visit the Company’s website at www.sesenbio.com. Cautionary Note on Forward-Looking Statements Any statements in this press release about future expectations, plans and prospects for Sesen Bio, Inc. (Sesen Bio), CARISMA Therapeutics Inc. (Carisma) or the combined company, Sesen Bio’s, Carisma’s or the combined company’s strategy or future operations, and other statements containing the words “anticipate,” “believe,” “contemplate,” “expect,” “intend,” “may,” “plan,” “predict,” “target,” “potential,” “possible,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. For example, statements concerning the proposed transaction, the concurrent financing, the contingent value rights and other matters, including without limitation: statements relating to the satisfaction of the conditions to and consummation of the proposed transaction, the expected timing of the consummation of the proposed transaction and the expected ownership percentages of the combined company, Sesen Bio’s and Carisma’s respective businesses, the strategy of the combined company, future operations, advancement of the combined company’s product candidates and product pipeline, clinical development of the combined company’s product candidates, including expectations regarding timing of initiation and results of clinical trials of the combined company, the ability of Sesen Bio to remain listed on the Nasdaq Stock Market, the completion of the concurrent financing, the receipt of any payments under the contingent value rights, and the amount and timing of distributions made to Sesen Bio’s stockholders, if any, in connection with any potential dissolution or liquidation scenario are forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transaction in a timely manner or at all; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Sesen Bio and Carisma to consummate the proposed transaction, including completing the concurrent financing; (iii) risks related to Sesen Bio’s ability to correctly estimate its expected net cash at closing and Sesen Bio’s and Carisma’s ability to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transaction; (iv) risks related to Sesen Bio’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; (v) the risk that as a result of adjustments to the exchange ratio, Sesen Bio stockholders or Carisma stockholders could own less of the combined company than is currently anticipated; (vi) the risk that the conditions to payment under the contingent value rights will not be met and that the contingent value rights may otherwise never deliver any value to Sesen Bio stockholders; (vii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transaction, including with respect to future financial and operating results; (viii) uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (ix) the effect of uncertainties related to the actions of activist stockholders, which could make it more difficult to obtain the approval of Sesen Bio stockholders with respect to the transaction related proposals and result in Sesen Bio incurring significant fees and other expenses, including for third-party advisors; (x) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (xi) the effect of the announcement, pendency or completion of the merger on Sesen Bio’s or Carisma’s business relationships, operating results and business generally; (xii) costs related to the merger; (xiii) the outcome of any legal proceedings that may be instituted against Sesen Bio, Carisma or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; (xiv) the ability of Sesen Bio or Carisma to protect their respective intellectual property rights; (xv) competitive responses to the proposed transaction and changes in expected or existing competition; (xvi) the success and timing of regulatory submissions and pre-clinical and clinical trials; (xvii) regulatory requirements or developments; (xviii) changes to clinical trial designs and regulatory pathways; (xix) changes in capital resource requirements; (xx) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; (xxi) legislative, regulatory, political and economic developments; and (xxii) other factors discussed in the “Risk Factors” section of Sesen Bio’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed with the Securities Exchange Commission (SEC). In addition, the forward-looking statements included in this communication represent Sesen Bio’s and Carisma’s views as of the date hereof. Sesen Bio and Carisma anticipate that subsequent events and developments will cause the respective company’s views to change. However, while Sesen Bio may elect to update these forward-looking statements at some point in the future, Sesen Bio specifically disclaims any obligation to do so, except as required under applicable law. These forward-looking statements should not be relied upon as representing Sesen Bio’s views as of any date subsequent to the date hereof. Important Additional Information In connection with the proposed transaction between Carisma and Sesen Bio, Sesen Bio filed with the SEC a registration statement on Form S-4 on October 14, 2022, Amendment No. 1 to the Form S-4 on November 21, 2022 and Amendment No. 2 to the Form S-4 on December 14, 2022 (as amended, the Form S-4). The Form S-4 includes a preliminary proxy statement of Sesen Bio and constitutes a prospectus of Sesen Bio with respect to shares of Sesen Bio common stock to be issued in the proposed transaction (preliminary proxy statement/prospectus). The preliminary proxy statement/prospectus is not final and may be further amended. The definitive proxy statement/prospectus (if and when available) will be delivered to Sesen Bio’s stockholders. Sesen Bio may also file other relevant documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE REGISTRATION STATEMENT, THE DEFINITIVE

PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE MATERIALS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders are able to obtain the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus (if and when available) and other documents that are filed or will be filed by Sesen Bio with the SEC free of charge from the SEC’s website at www.sec.gov or from Sesen Bio at the SEC Filings section of www.sesenbio.com. No Offer or Solicitation This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Participants in the Solicitation Sesen Bio and Carisma Therapeutics and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Sesen Bio’s directors and executive officers is available in Sesen Bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its definitive proxy statement dated April 28, 2022 for its 2022 Annual Meeting of Stockholders and its Current Report on Form 8-K filed with the SEC on August 31, 2022. Other information regarding the participants in the proxy solicitation and a description of their interests in the proposed transaction, by security holdings or otherwise, is included in the preliminary proxy statement/prospectus and other relevant materials that are or will be filed with the SEC regarding the proposed transaction. Investors should read the definitive proxy statement/prospectus carefully (if and when available) before making any voting or investment decisions. You may obtain free copies of these documents from Sesen Bio or the SEC’s website as indicated above. Contacts Investors: Erin Clark, Vice President, Corporate Strategy & Investor Relations ir@sesenbio.com